

November 15, 2012

Via Email
Michael Barrett
Chief Financial Officer
Cloud Peak Energy Inc.
505 S. Gillette Ave.,
Gillette, Wyoming 82716

> **Re:** **Cloud Peak Energy Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed February 17, 2012**
> **File No. 001-34547**

Dear Mr. Barrett:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Legal Proceedings, page 50

1. We note your disclosure on page 5 that on June 30, 2011 and August 11, 2011, you entered into two separate Federal Coal Leases with the BLM which increased your proven and probable reserves at the Antelope Mine by 383 million tons. However, the coal leases are currently subject to pending legal challenges. Given the amount of reserves subject to the legal challenges, please confirm that in future filings you will provide a full description pursuant to Item 103 of Regulation S-K regarding these proceedings, or alternatively, please tell us how you determined that these legal challenges are not material.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Adam F. Turk at (202) 551-3657 or David Link at (202) 551-3356 with any questions.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director